Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-171136

December 14, 2010

FOR IMMEDIATE RELEASE

INTERNATIONAL COAL GROUP ANNOUNCES

PRICING OF COMMON STOCK OFFERING BY SELLING STOCKHOLDERS

Scott Depot, West Virginia, December 14, 2010 – International Coal Group, Inc. (NYSE:ICO) (the “Company”) announced today the pricing of a registered underwritten offering of 12,268,700 and 22,577,800 shares of the Company’s common stock by affiliates of each of WL Ross & Co. and Fairfax Financial Holdings Limited, respectively. The underwriter will also have the option to purchase up to an additional 1,840,305 and 3,386,670 shares of common stock from such affiliates of WL Ross & Co. and Fairfax Financial Holdings Limited, respectively, within 30 days, solely to cover over-allotments, if any. On December 13, 2010, the last sale price of the Company’s common stock as reported on the New York Stock Exchange was $8.16 per share. Closing of the offering is expected to occur on or about December 17, 2010, subject to customary closing conditions. Upon completion of this offering, affiliates of WL Ross & Co. and Fairfax Financial Holdings Limited will continue to own 12,268,723 and 22,577,788 shares of the Company’s common stock, respectively. Messrs. Ross and Mitchell and Ms. Teramoto will continue to serve on the Board of Directors and Mr. Ross will continue in his role as non-executive Chair of the Board of Directors. The Company will not receive any of the proceeds from the offering. The total number of shares of the Company’s common stock outstanding will not change as a result of this offering.

BofA Merrill Lynch acted as the sole book-running manager for the offering.

The common stock will be sold by the selling stockholders pursuant to an effective shelf registration statement that was previously filed by the Company with the SEC and became effective on December 13, 2010. Copies of the preliminary prospectus supplement and related base prospectus for the offering have been filed with the SEC and are available on the SEC’s website, www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by sending a request to BofA Merrill Lynch, 4 World Financial Center, New York, NY 10080, Attn: Prospectus Department or e-mailing BofA Merrill Lynch at dg.prospectus_requests@baml.com.

This press release is for informational purposes only and is not an offer to sell or the solicitation of an offer to buy any securities of the Company, nor will there be any sale of such securities by the selling stockholders in any jurisdiction in which such offer, sale or solicitation would be unlawful.

This press release contains “forward-looking statements” within the meaning of federal securities law. You should exercise caution in interpreting and relying on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company’s control. Such risks and uncertainties include the completion of the offering. See also the “Risk Factors” in the Company’s 2009 Annual Report on Form 10-K and subsequent filings with the SEC.

The Company is a leading producer of coal in Northern and Central Appalachia and the Illinois Basin. The Company has 13 active mining complexes, of which 12 are located in Northern and Central Appalachia and one in Central Illinois. The Company’s mining operations and reserves are strategically located to serve utility, metallurgical and industrial customers domestically and internationally.

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For more information, contact Ross Mazza – Director of Financial Reporting and Investor Relations at (304) 760-2526.

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The issuer has filed a registration statement including a prospectus and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request them by calling BofA Merrill Lynch at 866-500-5408.